UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated 19 April, 2010

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.            A news release dated March 12, 2010 entitled ‘Vodafone Global Enterprise Wins a Five Year Contract to Provide Deutsche Post DHL with a Fully Managed Network’

2.            A news release dated March 30, 2010 entitled ‘TDC and Vodafone Deepen their Longstanding Partnership’

3.            Stock Exchange Announcement dated February 25, 2010 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

4.            Stock Exchange Announcement dated February 26, 2010 entitled ‘Transaction in Own Securities - Voting Rights and Capital’

5.            Stock Exchange Announcement dated March 2, 2010 entitled ‘Transaction in Own Securities’

6.            Stock Exchange Announcement dated March 3, 2010 entitled ‘Transaction in Own Securities’

7.            Stock Exchange Announcement dated March 4, 2010 entitled ‘Transaction in Own Securities’

8.            Stock Exchange Announcement dated March 5, 2010 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

9.            Stock Exchange Announcement dated March 8, 2010 entitled ‘Transaction in Own Securities’

10.         Stock Exchange Announcement dated March 9, 2010 entitled ‘Transaction in Own Securities’

11.         Stock Exchange Announcement dated March 10, 2010 entitled ‘Transaction in Own Securities’

12.         Stock Exchange Announcement dated March 11, 2010 entitled ‘Transaction in Own Securities’

13.         Stock Exchange Announcement dated March 12, 2010 entitled ‘Transaction in Own Securities’

14.         Stock Exchange Announcement dated March 15, 2010 entitled ‘Transaction in Own Securities’

15.         Stock Exchange Announcement dated March 16, 2010 entitled ‘Transaction in Own Securities’

16.         Stock Exchange Announcement dated March 16, 2010 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

17.         Stock Exchange Announcement dated March 17, 2010 entitled ‘Transaction in Own Securities’

18.         Stock Exchange Announcement dated March 18, 2010 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

19.         Stock Exchange Announcement dated March 19, 2010 entitled ‘Transaction in Own Securities’

20.         Stock Exchange Announcement dated March 24, 2010 entitled ‘Transaction in Own Securities’

21.         Stock Exchange Announcement dated March 26, 2010 entitled ‘Transaction in Own Securities’

22.         Stock Exchange Announcement dated March 29, 2010 entitled ‘Transaction in Own Securities’

23.         Stock Exchange Announcement dated March 29, 2010 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

24.         Stock Exchange Announcement dated March 30, 2010 entitled ‘Transaction in Own Securities’

25.         Stock Exchange Announcement dated March 31, 2010 entitled ‘Transaction in Own Securities - Voting Rights and Capital’

12 March 2010

VODAFONE GLOBAL ENTERPRISE WINS A FIVE YEAR CONTRACT TO PROVIDE DEUTSCHE POST DHL WITH A FULLY MANAGED NETWORK

Vodafone Global Enterprise signs a significant agreement across emerging markets

Vodafone Global Enterprise (VGE), the business in Vodafone that manages the communication needs of its largest Enterprise customers, today announced that it has won the contract to provide Deutsche Post DHL (DPDHL) with a fully managed MPLS* network in 67 countries, connecting over 400 sites across Eastern Europe, Middle East and Africa. Specifically, Vodafone Global Enterprise will provide DPDHL with an international Wide Area Network (WAN) across the three regions and a domestic WAN in Sub-Saharan Africa.

The solution enables DPDHL to provide improved tracking capabilities, allowing employees quicker and easier access to vital bespoke applications, as well as providing critical connectivity to DPDHL’s data centres in Czech Republic and Malaysia.

Vodafone Global Enterprise consultants worked closely with DPDHL to understand its fixed data network requirements for the Express, Global Forwarding & Freight, and Supply Chain Business Units. Based on these requirements, Vodafone Global Enterprise will implement a fully integrated and managed network ensuring efficient and reliable connectivity.

The fully managed MPLS network has been designed to provide DPDHL’s key business units with a resilient, agile and flexible telecoms service to support its growth and deliver greater cost efficiencies, while enhancing the user experience. As well as providing enhanced security and improved performance levels for business-critical applications, the solution demonstrates Vodafone’s ability to utilise its global capabilities to deliver to specific customer requirements. It also provides DPDHL with a platform on which to build further cost-effective, converged services.

Vodafone Global Enterprise won the contract to provide the fully managed fixed data networks due to its international reach, its expertise in providing telecoms solutions across many countries with diverse operating requirements, and the broadening of its capabilities into the total communications space.

Vodacom’s country businesses - Gateway Business Services and Vodacom Business South Africa - have combined with Vodafone Global Enterprise to provide complete connectivity and management between the international networks as well as comprehensive project management support throughout, ensuring that all regions benefit from its global reach and expertise. Gateway Business Services and Vodacom Business South Africa are operating divisions of Vodacom Group Limited, a Vodafone subsidiary.

“With Vodafone’s MPLS solution DPDHL has access to streamlined and reliable telecoms services to improve both productivity and performance” says Ralf Weissbeck, Managing Director of IT Services at DPDHL. “Vodafone Global Enterprise will help us to deliver on these points by giving us a fully managed and converged next-generation network solution that greatly enhances service reliability and performance while effectively reducing costs.”

“Leading businesses require solutions and services that give them peace of mind both in terms of delivering value as well as ensuring high quality of service,” said Vodafone Global Enterprise CEO, Nick Jeffery. “Vodafone Global Enterprise has worked closely with DPDHL to understand their business requirements so that we can offer them a solution that makes it easier and more cost effective to manage their communications in this fast-growing region. By managing their network needs, we enable them to continue to focus squarely on the business they know best.”

Notes to the editor:

Multiprotocol Label Switching (MPLS) is a mechanism in high-performance telecommunications networks which directs and carries data from one network node to the next. MPLS makes it easy to create “virtual links” between distant nodes. It can encapsulate packets of various network protocols.

MPLS is a highly scalable, protocol agnostic, data-carrying mechanism. In an MPLS network, data packets are assigned labels. Packet-forwarding decisions are made solely on the contents of this label, without the need to examine the packet itself. This allows one to create end-to-end circuits across any type of transport medium, using any protocol. The primary benefit is to eliminate dependence on a particular Data Link Layer technology, such as ATM, frame relay, SONET or Ethernet, and eliminate the need for multiple Layer 2 networks to satisfy different types of traffic. MPLS belongs to the family of packet-switched networks.

Countries included in the agreement:

•      Commonwealth of Independent States / South-East Europe (CIS/SEE) - 10 countries: Albania, Bosnia, Croatia, Kazakhstan, Kyrgyzstan, Macedonia, Russia, Serbia, Ukraine, Uzbekistan

•      Middle East, North Africa, Turkey -19 countries: Afghanistan, Algeria, Bahrain, Egypt, Iran, Iraq, Jordan, Kuwait, Lebanon, Libya, Mauritania, Morocco, Oman, Qatar, Saudi Arabia, Syria, Turkey, UAE, Yemen

•      Sub-Saharan Africa - 38 countries: Angola, Botswana, Benin, Burkina Faso, Cameroon, Central African Republic, Chad, Congo, Congo DRC, Cote d’lvoire, Equatorial Guinea, Ethiopia, Gabon, Gambia, Ghana, Guinea Republic, Kenya, Lesotho, Liberia, Madagascar, Malawi, Mali, Mauritius, Mozambique, Namibia, Niger, Nigeria, Reunion Island, Senegal, Sierra Leone, South Africa, Sudan, Swaziland, Tanzania, Togo, Uganda, Zambia, Zimbabwe

About Vodafone Global Enterprise

Vodafone Global Enterprise provides managed communications services to many of the world’s leading global companies. It operates across five regions: Northern Europe; Central Europe; Southern Europe; the Americas; Asia Pacific and Africa with teams based in 21 countries across the globe. Vodafone was positioned by Gartner in the leaders’ quadrant in their ‘Magic Quadrant for Pan-Western European Mobile Service Providers’ report 2009, and Vodafone Global Enterprise won the ‘Best Mobile Enterprise Service’ category at the 2009 Global Mobile Awards at Mobile World Congress.

www.vodafone.com/globalenterprise

For further information please contact:

Vodafone Group Media Relations

Tel: +44-1635 664 444

Email: groupmediarelations@vodafone.com

About Gateway Communications

www.gatewaycomms.com

Gateway Communications own and operate the largest and most advanced pan-African telecommunications network. Our scale, reach and resources are unparalleled. Gateway connects over 583 million people in over 40 African countries, working in partnership with the continents leading mobile phone operators.

Our business experts are creating prosperity across Africa by working closely with multinational corporations; in banking and finance, oil and gas, mining and construction, retail and distribution, airlines and other important sectors.

With more than 50 transponders of satellite capacity over Africa we manage more connectivity over the continent than any other operator. And with 24 dedicated teleports, access to multiple sub sea cable landing ports, 17 African offices and 450 local experts, we’ve got more on the ground support than any other operator.

Gateway is committed to developing long term communications solutions and investing for the long term in the communities where we operate. We continue to be recognised for setting the standards for tomorrow’s communications in Africa.

For more information please contact:

Tom Tudor

Marketing Director

Gateway Communications

Tel: +44-20 7173 1700

Email: tom.tudor@gatewaycomms.com

About Vodacom Group

Vodacom Group Limited (Vodacom) is an African mobile communications company providing voice, messaging, data and converged services to more than 40 million customers.  From its roots in South Africa, Vodacom has grown its operations to include networks in Tanzania, the DRC, Mozambique, and Lesotho and provides carrier and business services to customers in over 40 African countries.

Vodacom is majority owned by Vodafone, the world’s leading international mobile communications group and is listed on the JSE Limited under the symbol VOD.

www.vodacom.com

For further information please contact:

Vodacom Group Media Relations

Tel: +27-11 653 4741

Email: mediarelations@vodacom.co.za

30 March 2010

TDC AND VODAFONE DEEPEN THEIR LONGSTANDING PARTNERSHIP

TDC and Vodafone today announced that they have extended their strategic Nordic Partnership to include Sweden and Norway, in addition to an existing agreement covering Denmark.

Effective from April 1st 2010, the non-equity Partner Market agreement will allow both companies to better serve their respective customers within the Nordic region as well as internationally.

Vodafone and TDC have had an agreement addressing the Danish market since 2001. Under the broader Partner Market agreement, TDC has exclusive access to a range of products, services and devices from Vodafone, promoted under a co-branding model, in three Nordic countries, as well as the acquisition of enterprise customers and improved network inter-working.

“Our partnership with Vodafone will make life easier for our global oriented customers based in the Nordic region. The TDC/Vodafone product portfolio will now be available to all customers in Denmark, Norway and Sweden,” said TDC Nordic Director Jens Munch-Hansen, who expects good results from a closer collaboration on product development between TDC and Vodafone.

He continued: “Vodafone is the world’s leading international mobile communications group and therefore I am pleased they have chosen TDC as a key partner in three Nordic countries. It underlines the strength of TDC and the high quality of our products and service in the Nordic business market.”

Richard Daly, CEO Partner Markets, Vodafone Group Plc, commented: “I am delighted that we have been able to extend our longstanding partnership with TDC in Denmark to cover both Sweden and Norway. We are well aware of the qualities of TDC across the region where they have an excellent network, high quality services and world class customer care. Vodafone’s partnerships across the world are designed to give our travelling customers and business partners an assurance of quality, consistency and value for money. We can now leverage TDC’s in-depth understanding of the Nordic market to further extend our international reach and to meet our customers’ increasingly global expectations.”

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 (0) 1635 33251	Telephone: +44 (0) 1635 664444

Notes to Editors

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 333 million proportionate customers as at 31 December 2009. Vodafone currently has equity interests in 31 countries across five continents and around 40 partner networks worldwide. For more information, please visit www.vodafone.com.

About TDC

TDC is the leading provider of communications solutions in Denmark with a strong Nordic focus. TDC is organized as five main business lines in the Nordic region: Consumer, Business, Wholesale and Operations, Nordic and YouSee. TDC’s activities outside the Nordic region comprise Sunrise, a leading Swiss telco. TDC became partially privatized in 1994, and fully privatized in 1998. Nordic Telephone Company ApS owns 87.9% of the shares with the remainder held by individual and institutional shareowners.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1) and further to an announcement made on 23 February 2010, I have to inform you that the Company was advised on 24 February 2010 by HBOS Employee Equity Solutions that, on 24 February 2010, Nick Read, a Person Discharging Managerial Responsibility, sold 10,202 shares at a price of 140.41p per share pursuant to the exercise of an option granted under the Group’s Sharesave scheme.

Philip Howie

Deputy Group Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 February 2010

Number of ordinary shares transferred:	27,931

Highest transfer price per share:	140p

Lowest transfer price per share:	140p

Following the above transfer, Vodafone holds 5,191,152,379 of its ordinary shares in treasury and has 57,809,206,929 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,618,054,550 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,618,054,550. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 March 2010

Number of ordinary shares transferred:	4,900,263

Highest transfer price per share:	142.3p

Lowest transfer price per share:	141p

Following the above transfer, Vodafone holds 5,186,252,116 of its ordinary shares in treasury and has 52,622,954,813 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 March 2010

Number of ordinary shares transferred:	598,977

Highest transfer price per share:	141.45p

Lowest transfer price per share:	141.45p

Following the above transfer, Vodafone holds 5,185,653,139 of its ordinary shares in treasury and has 52,623,553,790 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 March 2010

Number of ordinary shares transferred:	474,203

Highest transfer price per share:	142.8p

Lowest transfer price per share:	142.8p

Following the above transfer, Vodafone holds 5,185,178,936 of its ordinary shares in treasury and has 52,624,057,993 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1) I have to inform you that the Company was advised on 4 March 2010 that, on 3 March 2010, Nick Read, a Person Discharging Managerial Responsibility, exercised the following options granted over 1,252,995 ordinary shares of US$0.11 3/7 each as follows:

Grant Date	Option Price Per Share	Number of
		Shares
2 December 2002	122p	24,590
5 July 2004	119p	169,327
25 July 2006	115.25p	1,059,078

All 1,252,995 shares were subsequently sold on 4 March 2010 at a price of 147.4p.

Philip Howie

Deputy Group Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 March 2010

Number of ordinary shares transferred:	2,960,320

Highest transfer price per share:	148p

Lowest transfer price per share:	145.75p

Following the above transfer, Vodafone holds 5,182,218,616 of its ordinary shares in treasury and has 52,627,018,313 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 March 2010

Number of ordinary shares transferred:	157,583

Highest transfer price per share:	147.6p

Lowest transfer price per share:	147.6p

Following the above transfer, Vodafone holds 5,182,061,033 of its ordinary shares in treasury and has 52,627,175,896 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 March 2010

Number of ordinary shares transferred:	529,421

Highest transfer price per share:	147.65p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,181,531,612 of its ordinary shares in treasury and has 52,627,705,317 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 March 2010

Number of ordinary shares transferred:	951,218

Highest transfer price per share:	148.15p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,180,580,394 of its ordinary shares in treasury and has 52,628,656,535 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 March 2010

Number of ordinary shares transferred:	96,998

Highest transfer price per share:	148.4p

Lowest transfer price per share:	148.4p

Following the above transfer, Vodafone holds 5,180,483,396 of its ordinary shares in treasury and has 52,628,753,533 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 March 2010

Number of ordinary shares transferred:	600,336

Highest transfer price per share:	149.05p

Lowest transfer price per share:	147.9p

Following the above transfer, Vodafone holds 5,179,883,060 of its ordinary shares in treasury and has 52,629,353,869 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 March 2010

Number of ordinary shares transferred:	334,789

Highest transfer price per share:	149.8p

Lowest transfer price per share:	149.8p

Following the above transfer, Vodafone holds 5,179,548,271 of its ordinary shares in treasury and has 52,629,688,658 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 16 March 2010 that, on 15 March 2010, Warren Finegold, a Person Discharging Managerial Responsibility, exercised options granted on 25 July 2006 under the Vodafone Global Incentive Plan over 1,594,998 ordinary shares of US$0.11 3/7 at an option price of £1.1525 per share.

1,413,401 shares were subsequently sold at a price of £1.510784 to defray the costs of exercise and the associated tax and NI charges.

The remaining 181,597 shares have been retained.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 March 2010

Number of ordinary shares transferred:	1,729,710

Highest transfer price per share:	151.6p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,177,818,561 of its ordinary shares in treasury and has 52,631,418,368 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 17 March 2010 by Computershare Trustees Limited that on 10 March 2010 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 147.9p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Wendy Becker	170
Michel Combes*	168
Andrew Halford*	168
Matthew Kirk	168
Ronald Schellekens	168
Stephen Scott	168

*Denotes Director of the Company

Philip Howie

Deputy Group Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 March 2010

Number of ordinary shares transferred:	27,779

Highest transfer price per share:	150.6p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,177,790,782 of its ordinary shares in treasury and has 52,631,446,147 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 March 2010

Number of ordinary shares transferred:	92,370

Highest transfer price per share:	148.2p

Lowest transfer price per share:	147p

Following the above transfer, Vodafone holds 5,177,698,412 of its ordinary shares in treasury and has 52,631,538,517 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 March 2010

Number of ordinary shares transferred:	218,548

Highest transfer price per share:	148.5p

Lowest transfer price per share:	148.5p

Following the above transfer, Vodafone holds 5,177,479,864 of its ordinary shares in treasury and has 52,631,766,868 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 March 2010

Number of ordinary shares transferred:	93,966

Highest transfer price per share:	148.9p

Lowest transfer price per share:	148.9p

Following the above transfer, Vodafone holds 5,177,385,898 of its ordinary shares in treasury and has 52,631,860,834 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces that it was advised today that, on 26 March 2010, Andy Halford, a Director of the Company and Person Discharging Managerial Responsibility, exercised the following options granted over 3,616,981 ordinary shares of US$0.11 3/7 each in the Company (“Ordinary Shares”) as follows:

Grant Date	Option Price Per Share	Number of Shares
1 July 2002	90p	94,444
7 July 2003	119.25p	233,333
5 July 2004	119p	226.808
25 July 2006	115.25p	3,062,396

2,662,172 Ordinary Shares and a further 479,395 Ordinary Shares were subsequently sold only to defray the costs of exercise and the associated tax and NI charges, at a price of 146.80p and 146.88p, respectively. The remaining 475,414 Ordinary Shares have been retained.

As a result of the above transactions, Mr Halford now has an increased interest of 2,186,541 Ordinary Shares (excluding share options and unvested incentive shares).

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 March 2010

Number of ordinary shares transferred:	3,762,018

Highest transfer price per share:	147.2p

Lowest transfer price per share:	147.2p

Following the above transfer, Vodafone holds 5,173,623,880 of its ordinary shares in treasury and has 52,635,622,852 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	30 March 2010

Number of ordinary shares transferred:	511,721

Highest transfer price per share:	146.7p

Lowest transfer price per share:	146.7p

Following the above transfer, Vodafone holds 5,173,112,159 of its ordinary shares in treasury and has 57,809,246,732 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,636,134,573 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,636,134,573. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 19 April, 2010	By:	/s/Ms R E S MARTIN
Name: Rosemary Martin
Title: Group General Counsel and Company
Secretary